Exhibit 1(ii)

BYLAWS

NAME - PURPOSE - REGISTERED OFFICE - DURATION

Art. 1

A joint-stock Company is incorporated under the name of “Gentium S.p.A.”

Art. 2

The company has as its purpose the manufacture, also on behalf of third parties or on the premises of third parties, and the marketing both in Italy and abroad of:

•
pharmaceutical preparations, pharmaceutical products, raw materials for pharmaceutical and parapharmaceutical use, semi-finished products for pharmaceutical and parapharmaceutical use and in general all and any products sold by pharmacies or for hospital use, excluding in all cases the retail in Italy of pharmaceutical preparations and products;

•	medical articles and clinical apparatuses in general;

•	organic and inorganic products with possible use in agrotechnical and/or zootechnical fields.

•	The company may also:

•
prepare and organise for its account or on behalf of third parties the documentation required for obtaining Authorisations for marketing pharmaceutical products in compliance with the regulations in force in the countries of destination and be the holders of such authorisations;

•
with reference to each product contemplated by its corporate purpose, the company may grant and/or transfer licences to national and foreign enterprises or corporate bodies or acquire licences for itself or for third parties;

•
with reference to each product contemplated by its corporate purpose, the company may carry out research programmes in general and more in particular technological, chemical, pharmacotoxicological and clinical research programmes in the hospital and pharmaceutical field.

With the objective of achieving the aforementioned purpose, the company may carry out all and any commercial transactions, including the creation of a scientific and commercial structure capable of promoting pharmaceutical products in accordance with the regulations in force; it may also carry out all and any financial, movable property and real estate transactions, including the acquisition or transfer of intangible goods, that may be deemed necessary or useful in relation to the corporate purpose; it may assume shareholdings and participations in other companies or enterprises having a purpose similar or related or in any way connected with its own; it may stand surety for debentures of third parties, and in general stand surety with bank institutes, also at medium term, for debentures of third parties, who may not necessarily be shareholders, in the forms that the company deems most appropriate each time, such as endorsements, sureties, collateral security on mortgages, pledges and the like.

Reserved professional activities and the carrying out of any activities towards the public qualified by law as financial are however excluded.

Art. 3

The company has its registered office in the Municipality of Villa Guardia, in the outlying ward of Civello.

The Board of Directors is vested with the power to open and/or close secondary divisions, branch offices, administrative offices, subsidiary offices, representative offices, agencies, warehouses and all and any other units of activity both in Italy and abroad whenever it deems necessary for achieving the corporate purpose.

The faculty to transfer the registered office within the Italian territory also lies within the competence of the Board of Directors.

Art. 4

The shareholders’ domicile for all matters concerning their relations with the company is to all intents and purposes of law the domicile resulting from the Stock Ledger.

Art. 5

The duration of the company is established until 31st (thirty-first) of December, 2050 (two thousand and fifty).

CAPITAL AND SHARES

Art. 6

The capital of the company is equal to Euro 15,190,561 (fifteen million one hundred ninety thousand five hundred sixty-one).

The capital is divided into no. 15,190,561 (fifteen million one hundred ninety thousand five hundred sixty-one) shares, having par value of Euro 1 (one) each.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased:

•
up to a maximum amount equal to Euro 1,335,000 (one million three hundred and thirty five thousand) divided into 1,335,000 shares having a par value of Euro 1 (one) each, solely reserved to the conversion of the convertible bonds issued based on the same resolution of the shareholders’ meeting;

•
up to a maximum amount equal to Euro 881,100 (eight hundred eighty-one thousand and one hundred) divided into 881,100 shares having a par value of Euro 1 (one) each, reserved for the exercise of the warrants linked to the above mentioned convertible bonds;

on the terms and conditions provided by the above said resolution of the shareholders’ meeting dated September 30, 2004.

Moreover, the capital increases described above shall not be subject to amendments until the expiration of the terms provided for the exercise of the conversion right and the subscription option; during the period set forth for the conversion, not only the relevant Regulations, but also the provisions of article 2420-bis, fourth and fifth paragraph, and of article 2503-bis of the Italian Civil Code shall be complied with.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 4,554,000 (four million five hundred and fifty-four thousand), divided into 4,554,000 (four million five hundred and fifty-four thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed within September 30, 2009, on the terms and conditions provided in the same resolution.

By means of a resolution of the shareholders’ meeting dated September 30, 2004, the capital was increased in cash, on a separable basis, up to an amount equal to Euro 1,560,000 (one million five hundred and sixty thousand), divided into 1,560,000 (one million five hundred and sixty thousand) ordinary shares having par value of Euro 1 (one) each, to be issued in one or more installments and to be subscribed, within September 30, 2019, only by employees, directors and operating consultants of the company and/or its controlling/controlled companies, on the terms and conditions provided in the same resolution.

By means of a resolution of the shareholders’ meeting dated November 29, 2005, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian civil code, up to an amount equal to Euro 713,518 (seven hundred and thirteen thousand five hundred and eighteen) divided into 713,518 shares having par value of Euro 1 (one) each, reserved to the exercise of the rights arising from the authorized warrants, on the terms and conditions provided in the resolution of the shareholders’ meeting dated November 29, 2005 and the regulations attached thereto.

The directors shall have the power, pursuant to articles 2443 and 2420-ter of the Italian Civil Code - for a five-year term starting from the date of the resolution of the extraordinary shareholders’ meeting dated April 28, 2006 - to:

(i)
increase the capital of the Company in cash up to Euro 90 million of par value, in one or more transactions, and to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase;

(ii)
issue convertible bonds, even subordinated, where appropriate and/or in the interest of the Company and increase the capital of the Company, in on or more transactions, up to Euro 10 million of par value, through the relevant issuance of ordinary shares reserved for the conversion of such convertible bonds, it being understood that such convertible bonds may be reserved, in whole or in part, to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for issuance of the convertible bonds;

(iii)	in each case, exclude or limit the option right of the shareholders if the Board of directors determines that exclusion or limitation to be in the interest of the Company.

In particular, the Board may limit or exclude the option right of the shareholders, pursuant to article 2441, fourth and fifth paragraph, of the Italian Civil Code, for such reasons as the Board determines to be in the interest of the Company, including but not limited to reserving the capital increase to (i) strategic investors, such as biotechnology companies, pharmaceutical companies, healthcare companies, investment funds and private equity funds specializing in the biotechnology, pharmaceutical and/or healthcare industries, and other entities or individuals having a portfolio that includes stakes in biotechnology, pharmaceutical or healthcare companies and/or (ii) entities or individuals that are accredited investors or qualified institutional buyers under U.S. law (collectively, the “Strategic Investors”). The option right, in case of issuance of convertible bonds and/or warrants, may be excluded and/or limited in the event such financial instruments are granted to Strategic Investors and/or current owners of convertible bonds and/or warrants of the Company.

By means of a resolution of the shareholders’ meeting dated April 27, 2007, the capital was increased, with the exclusion of the option right pursuant to article 2441, fifth paragraph, of the Italian Civil Code, up to an amount equal to Euro 1,000,000 (one million) divided into 1,000,000 shares having a par value of Euro 1 (one) each, reserved to the exercise of options available to be granted pursuant to the Company’s 2007 Stock Option Plan, on the terms and conditions provided in the same resolution.

Art. 7

The company’s capital may also be increased against allotments in kind or credits and by the issue of privileged shares or shares having different rights.

The payments of the shares are effected by the shareholders, according to the law, in accordance with the procedures and terms established by the Board of Directors.

Art. 8

The shares are registered and, if fully paid up, can be converted to the bearer or vice versa, whenever not prevented by prohibitions of law.

The shares are dematerialised and introduced into the centralised management system in accordance with the provisions of law on the subject.

Art. 9

The shareholders’ meeting may approve the reduction of the company’s capital in the forms contemplated by law.

GENERAL SHAREHOLDERS’ MEETING

Art. 10

The shareholders’ meeting is convened at the registered office or elsewhere, provided it is in Italy, in other countries of the European Union or in the United States of America.

The meeting for approval of the company’s balance sheet must be called within one hundred and twenty days from the close of the financial year or, within the limits and under the conditions contemplated by law, by the deadline of one hundred and eighty days from the close of the financial year.

Art. 11

Each share gives the right to one vote.

Art. 12

The notice of meeting must contain a list of the items to be dealt with, an indication of the day, hour and place established for the meeting at first and second call, and an indication of the day, hour and place established, if necessary, for any subsequent calls.

The aforesaid notice must be published in the Official Gazette or in the daily newspaper “Il Sole 24 Ore”, at the discretion of the administrative body, at least fifteen days prior to the date established for the meeting; the notice must also be dispatched to the shareholders in writing at least ten days prior to the meeting.

Failing the above-mentioned formalities, the shareholders’ meeting is deemed to be duly constituted when the entire registered capital is represented, when all the others having the right to vote are present and the meeting is attended by the majority of the members of the boards of administration and control.

Art. 13

In order to take part in the meeting, prior lodging of the securities or the relevant certificates or the communications of the broker who keeps the relevant accounts is not necessary.

Art. 14

The ordinary and/or extraordinary shareholders’ meeting may be held, with attendances located in several adjacent or distant places, by audioconference or videoconference, on condition that the board method and the principles of good faith and equality of treatment of the shareholders are complied with; it is consequently necessary that:

*
the Chairman of the meeting is allowed, also by means of his board of directors, to ascertain the identity and legitimisation of those taking part, by distributing to the latter any documentation that may have been drawn up in preparation for the meeting, by fax or by electronic mail, and to supervise the proceedings of the meeting, ascertain and announce the results of the voting;

*	the person recording the proceedings is allowed to be sufficiently aware of the events taking place during the meeting forming the subject of the recording;

*	the persons attending are allowed to take part in the discussion and simultaneous voting on the items on the agenda;

*
an indication is given in the notice of meeting (except in the case of a general meeting) of the places audio/video linked by the company, where those taking part may gather, since the meeting is deemed to be held wherever the chairman and the person recording the proceedings are present.

Art. 15

Each shareholder who is entitled to take part in the meeting may be represented by written proxy by another person within the limits and in accordance with the procedures contemplated by art. 2372 of the Italian Civil Code.

Art. 16

The shareholders’ meeting is chaired by the chairman of the board of directors or by the vice chairman or by a director appointed by the board of directors; failing this, the meeting appoints its own chairman.

The chairman of the meeting has full powers to ascertain the right to take part in the meeting also by proxy and to ascertain whether the meeting is legally constituted, and the quorum to pass resolutions.

Art. 17

The meetings, both ordinary and extraordinary, are validly constituted and pass valid resolutions with the majorities established by law.

Art. 18

The chairman of the meeting is assisted by a secretary who may not necessarily be a shareholder and, wherever necessary, by two scrutineers chosen by the meeting from among the shareholders.

The resolutions passed by the meeting are recorded in minutes signed by the chairman, the secretary and, wherever necessary, by the scrutineers.

Whenever the law so requires and whenever the board of directors deems necessary, the minutes are drawn up by a notary public.

BOARD OF DIRECTORS

Art. 19

The company is administered by a board of directors composed of a minimum of three to a maximum of eleven members, according to the resolution passed by the meeting at the time of their appointment.

Art. 20

The directors are appointed by the meeting.

They remain in office for a period of not more than one financial year.

The directors can be re-elected, fall from office and are replaced in accordance with the law.

Art. 21

Whenever, due to resignations or for other reasons the majority of the directors fall from office, the entire board is deemed to have fallen from office; the meeting for the appointment of all the directors must be urgently called by the board of auditors, which may in the meantime carry out the actions of ordinary administration.

Art. 22

The board elects the chairman from among its members; it may also elect a vice chairman and a secretary, also on a permanent basis, who may not necessarily be a member of the board.

Art. 23

The board of directors meets either at the registered office or elsewhere provided it is in Italy, in other countries belonging to the European Union, or in the United States of America whenever the chairman deems necessary or whenever a written request to do so is made by at least two of its members.

Art. 24

The meeting is convened by the chairman by letter to be dispatched by telegram, electronic mail message with confirmation of receipt, or by fax at least 3 (three) days before the meeting to each director and statutory auditor and, in cases of urgency, by telegram, electronic mail message with confirmation of receipt, or by fax to be dispatched at least 1 (one) day beforehand.

Even whenever they are not convened as above, the meetings of the board of directors are deemed to be validly constituted whenever all the directors in office and all the statutory auditors are present.

The meetings of the board of directors may also be held by video or audio conference on condition that each of the participants can be identified by all the others and that each of the participants is able to take part in real time during the discussion of the matters examined, and to receive, transmit and examine documents. Whenever these conditions exist, the meeting is deemed to be held wherever the chairman and the secretary are present.

Art. 25

To be deemed valid, the resolutions passed by the board require the effective presence of the majority of its members in office.

The resolutions are passed with the absolute majority of the votes of those present.

The board resolutions must be recorded in minutes signed by the chairman and the secretary of the meeting.

Art. 26

The directors are entitled to reimbursement of any expenses incurred while carrying out their official duties.

The meeting may also assign the board an annual allowance.

Art. 27

The board of directors is vested with the widest powers for the ordinary and extraordinary management of the company, without exception thereto, and is authorised to carry out all and any actions it deems appropriate for the implementation and attainment of the corporate purposes, with the sole exception of those peremptorily reserved by the law for the shareholders’ meeting.

In addition to that contemplated by the preceding art. 3, the board of directors is vested, not exclusively, with the authority to pass resolutions concerning the merger in the case contemplated by arts. 2505 - 2500 bis of the Italian Civil Code, to indicate which of the directors has the power of attorney of the company, to reduce the capital in the event of withdrawal of the shareholder, to adapt the articles of incorporation to provisions of law.

SIGNATURE AND POWER OF ATTORNEY

Art. 28

The chairman of the board of directors is granted the power to represent the company.

The chairman of the board also represents the company before the court, with the power to start legal and administrative proceedings and petitions for all levels of jurisdiction and also for decisions of revocation and cassation and to appoint for such purpose lawyers and attorneys ad litem.

Art. 29

The board may appoint one or more managing directors or an executive committee from among its members or grant special assignments to individual directors, also with the faculty to delegate powers, establishing their remunerations in accordance with and within the limits of law.

The power to represent the company may also be granted to the managing directors by the relevant resolution of appointment, which must contemplate the separate or joint exercise of such power and any limitations to the latter.

The board may also appoint managers and general managers.

BOARD OF AUDITORS

Art. 30

The board of auditors is composed of three statutory auditors one of whom appointed as chairman of the board and two acting auditors, appointed and operating in accordance with the law.

AUDITING

Art. 31

The auditing is carried out by a chartered accountant or by an auditing company enrolled in the register set up at the Ministry of Justice, unless otherwise established by law. The auditing assignment is conferred by the shareholders’ meeting, after having consulted the board of auditors, which determines the relevant remuneration. Whenever the conditions of law so allow, the ordinary shareholders’ meeting may resolve at any time to assign the auditing to the board of auditors provided such resolution does not determine the revocation of the assignment granted to the subject who, at the time of the aforesaid resolution, is entrusted with the such task; in such circumstances, the board of auditors must be integrally composed of chartered accountants enrolled in the register set up at the Ministry of Justice.

BALANCE SHEET AND PROFITS

Art. 32

The company’s financial years close at the 31st of December of each year. At the end of each financial year, the board proceeds to draw up the balance sheet composed of the statement of assets and liabilities, the profit and loss account and the explanatory note.

Art. 33

The net profits, after having deducted the amount of not less than five percent for the legal reserve, up to the legal limit, are allocated to the shares, unless the shareholders’ meeting, on the proposal of the board resolves to make special withdrawals in favour of extraordinary reserves or for other allocations, or resolves to carry them forward, either wholly or in part, to the subsequent financial years.

Art. 34

Any dividends not collected within the five-year period from the day on which they become payable, are prescribed in favour of the company.

WITHDRAWAL

Art. 35

The right of withdrawal does not apply in the cases contemplated by letters a) and b) of the second paragraph of art. 2437 of the Italian Civil Code.

WINDING UP

Art. 36

In the event of the company being wound-up at any time and for any reason, the shareholders’ meeting appoints one or more liquidators and passes a resolution as to the criteria according to which the liquidation must be carried out, the powers of the liquidators and the actions necessary for maintaining the value of the company.

Signed:   /s/ Laura Iris Ferro

Laura Iris Ferro

Signed:   /s/ Massimo Caspani

Massimo Caspani
Notary Public